Cecilia D. Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
Washington, DC
20549-5546
Re: Genoil Inc. Form 20-F for the fiscal year ended December 31, 2004. Response Letter Dated June 13, 2006, Your File # 0-50766.
Dear Ms. Blye,
We refer to your letter dated June 16, 2006, regarding your follow-up inquiries in relation to Genoil Inc.’s Form 20-F for the year ended December 31, 2004 (the “20-F”). In particular you have asked for further information regarding Genoil’s operations or activities in Cuba and in Korea. Our responses below correspond with the original numbering in your letter of June 16, 2006.
1.	Genoil’s agent whose territory includes Cuba is not currently actively marketing our products and/or services in Cuba. Genoil has had no significant business activities in Cuba during the term of such agent’s engagement, nor has it to date made any proposals for sale of technology or services to Cuban petroleum companies. The Genoil agent whose territory includes Cuba is a permanent resident in Europe, and travels within Europe and to the Caribbean and South America regularly.

2.	Similarly to our relationship with the above noted agent, Genoil has retained an agent to promote its technologies in South Korea, as referenced in our 20-F. Genoil has not retained an agent with a territory that includes North Korea, nor do we have any operations or contacts in North Korea.
As per your request, we acknowledge that Genoil is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC and that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to such filings. We further acknowledge that the SEC has indicated Genoil may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know should you have any further questions or concerns in this regard.
Regards,
Genoil Inc.
“David K. Lifschultz”
David K. Lifschultz
Chairman and Chief Executive Officer